[On letterhead of Eversheds Sutherland (US) LLP]

December 8, 2023

VIA EDGAR

Kenneth Ellington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re: Priority Income Fund, Inc.

Dear Mr. Ellington:

On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on November 27, 2023, in connection with the Staff’s review of the Fund’s reports and filings as required by Section 408 of Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Fund’s responses thereto.

1.The Fund’s Form N-CEN filed on September 13, 2023 identifies a material weakness in Item B.18 of Form N-CEN, but the attached internal control report does not include a material weakness. Please explain.

Response: The Fund notes that it had no material weaknesses in internal control over financial reporting as of June 30, 2023. “Yes” was checked in Item B.18 of Form N-CEN by mistake and the Fund will file an amended Form N-CEN solely for the purpose of checking “No”.

2.The Fund is identified in the Form N-CSR as a non-diversified fund. However, it appears that the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than three years, please confirm that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund. See Section 13(a)(1) of the Investment Comp Act of 1940, as amended, and Rule 13a-1 thereunder.

Response: The Fund acknowledges the Staff’s comment and confirms that it has been operating as a diversified fund for more than three years and confirms that it will receive shareholder approval prior to changing its status back to a non-diversified fund.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc: M. Grier Eliasek, Prospect Capital Management L.P